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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                                 Pentacon, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   709620 10 8
             ------------------------------------------------------
                                 (CUSIP Number)

                                   Donald List
                               c/o Bruce M. Taten
                                 Pentacon, Inc.
                          9432 Old Katy Road, Suite 222
                              Houston, Texas 77055
                                  713-463-8850
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 10, 1998
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                         ------------------------
CUSIP No.          709620 10 8                              Page 2 of 7 Pages
-------------------------------                         ------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Donald List                                      ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     /_/

                                                                   (b)     /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       2,893,245         (19.6%)
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        -0-
           REPORTIN             ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        2,893,245         (19.6%)
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,893,245 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              19.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 7 Pages

                         ORIGINAL REPORT ON SCHEDULE 13D


Item 1.  Security and Issuer

         This statement relates to the shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Pentacon, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 9432 Old Katy Road, Suite 222, Houston, Texas 77055.

Item 2.  Identity and Background

         This statement is filed by Donald List, an individual, whose principal business address is 21123 Nordhoff Street, Chatsworth, California 91311. Mr. List is a Director of the Company. Mr. List's principal occupation is President of Alatec Products, Inc., a California corporation and wholly owned subsidiary of the Company. Mr. List is a citizen of the United States.

         The remaining sub-items of Item 2 do not apply.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. List acquired beneficial ownership of 2,893,245 Shares of Common Stock on March 10, 1998 in connection with the acquisition by the Company of all the issued and outstanding capital stock of Alatec Products, Inc. in exchange for Shares of Common Stock of the Company and cash (the "Acquisition").

Item 4.  Purpose of Transaction

         Mr. List acquired the Shares of Common Stock reported herein solely for the purpose of investment. Mr. List retains the absolute right to vote his Shares of Common Stock as he individually determines except as otherwise described in Item 5 hereof. Mr. List may make additional purchases of Common Stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments. However, Mr. List is subject to that certain Lock-Up Agreement between Mr. List and the Company dated March 10, 1998 (see Item 6).

Item 5.  Interest in Securities of the Company

         There were 14,750,000 Shares of Common Stock outstanding as of March 10, 1998, the date of the consummation of the Acquisition. Mr. List is deemed to be the beneficial owner of 2,893,245 Shares of Common Stock, which constitute approximately 19.6% of the total issued and outstanding Shares of Common Stock at March 10, 1998.

         Mr. List has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all Shares of Common Stock he beneficially owns. Other than the 2,893,245 Shares of Common Stock reported on this Schedule 13D which Mr. List acquired on March 10, 1998 pursuant to the Acquisition, Mr.
List has not acquired any Shares of Common Stock in the last 60 days.

                                                          Page 4 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         Pursuant to a Lock-Up Agreement, Mr. List has agreed with the Company not to sell any of the Shares of Common Stock he beneficially owns for a period of one year after the date of consummation of the Acquisition. This restriction relates to all the 2,893,245 Shares of Common Stock beneficially owned by Mr. List.

Item 7.  Material to be filed as Exhibits

         1. Agreement and Plan of Organization among the Company, the Stockholders or Alatec Products, Inc. and Others, dated December 1, 1997 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed December 3, 1997 (Registration No. 333-41383)).

         2. Lock-Up Agreement between the Company and Donald List dated March 10, 1998.

                                                         Page 5 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 1998

                                                        /s/ DONALD LIST
                                                        ------------------------
                                                        Donald List

                                                           Page 6 of 7 Pages

                                Index to Exhibit


                                                                                                   Sequentially
        Item                                       Description                                     Numbered Page
--------------------  ---------------------------------------------------------------------  -------------------------

         1.           Agreement and Plan of Organization among the Company, the                         ___
                      Stockholders or Alatec Products, Inc. and Others, dated December
                      1, 1997 (incorporated by reference to Exhibit 10.1 to the
                      Company's Registration Statement on Form S-1 filed December
                      3, 1997 (Registration No. 333-41383)).
         2.           Lock-Up Agreement between the Company and Donald List dated                        7
                      March 10, 1998.

                                                            Page 7 of 7 Pages
                                 March 10, 1998

Pentacon, Inc.
9432 Old Katy Road, Suite 222
Houston, Texas 77055

                  Re:      Restrictions on Sale of Stock

Dear Sirs:

                  In consideration of the Agreement and Plan of Organization by and among Pentacon, Inc. (the "Company"), the undersigned and others dated December 1, 1997, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees as follows:

                  Unless otherwise agreed by the Company, except for transfers to immediate family members who agree to be bound by the restrictions set forth in this letter (the "Agreement") (or trusts for the benefit of the undersigned or family members, or trusts in which the undersigned is both the grantor and the beneficiary, the trustees of which so agree), for a period of one year from the date of issuance, the undersigned shall not offer, pledge, sell, contract to sell, assign, exchange, transfer, appoint, or otherwise dispose of any shares of common stock of the Company sold and issued by the Company or transferred to the undersigned on or prior to the date of this Agreement (the "Restricted Stock"). The certificates evidencing the Restricted Stock will bear a legend substantially in the form set forth below and containing such other information as the Company may deem necessary or appropriate.

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, PLEDGED ASSIGNED, EXCHANGED, TRANSFERRED, DISTRIBUTED, APPOINTED OR OTHERWISE DISPOSED OF WITHOUT THE WRITTEN CONSENT OF THE COMPANY, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE EFFECT TO ANY ATTEMPTED SALE, ASSIGNMENT, EXCHANGE, TRANSFER, DISTRIBUTION, APPOINTMENT OR OTHER DISPOSITION PRIOR TO MARCH 13, 1999. UPON THE WRITTEN REQUEST OF THE HOLDER OF THIS CERTIFICATE, THE ISSUER AGREES TO REMOVE THIS RESTRICTIVE LEGEND (AND ANY STOP ORDER PLACED WITH THE TRANSFER AGENT) AFTER THE DATE SPECIFIED ABOVE.

                  The  undersigned  acknowledges  that the shares of  Restricted
Stock have not been and will not be registered under the Securities Act of 1933, as amended (the "1933 Act") and therefore may not be resold without compliance with the 1933 Act. The Restricted Stock was acquired solely for the undersigned's own respective account, for investment purposes only, and with no present intention of distributing, selling or otherwise disposing of it in connection with a distribution. The undersigned covenants, warrants and represents that none of the Restricted Stock will be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of except after full compliance with all of the applicable provisions of the 1933 Act and the rules and regulations of the SEC. All the Restricted Stock shall bear the following legend in addition to the legend listed above:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IF THE HOLDER HEREOF COMPLIES WITH THE ACT AND APPLICABLE SECURITIES LAW.

                  This Agreement shall be construed in accordance with the laws of the State of Delaware, excluding any conflicts of law, rule or principle that might refer same to the laws of another jurisdiction.

                  In case any provision of this Agreement shall be held invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby. No provision of this Agreement shall be interpreted or construed against any party solely because that party or its legal representative drafted such provision.


                                                     Very truly yours,

                                                     Signature: /s/ Don List
                                                                ----------------
                                                     Print Name:     Don List